December 10, 2018

Ryan Perfit
Chief Financial Officer
Fluent, Inc.
33 Whitehall Street, 15th Floor
New York, NY 10004

       Re: Fluent, Inc.
           Form 10-K for the Fiscal Year Ended December 31, 2017
           Filed March 14, 2018
           File No. 001-37893

Dear Mr. Perfit:

       We have completed our review of your filings. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.



                                                          Sincerely,

                                                          Division of
Corporation Finance
                                                          Office of
Telecommunications